SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

December 3, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

The board of directors of R.V.B. Holdings Ltd. (the “Company”), following the approval of the Company’s audit committee and subject to the approval by the board of directors of Greenstone Industries Ltd. (“Greenstone”), approved a line of credit from Greenstone in the amount of up to NIS 1 million (the “Line of Credit”) which will bear no interest and will be linked to changes in the consumer price index (“CPI”). The Line of Credit plus any additional amounts due to the indexation to the CPI shall be repaid in one installment within six months of the day of the approval of the Line of Credit by Greenstone's board of directors. Greenstone's board of directors approved such line of credit on November 26, 2013.  The proposed Line of Credit is in addition to a line of credit of up to NIS 1 million previously extended by Greenstone to the Company.

Under Section 1(2) of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000 (the “Regulations”), an extraordinary transaction pursuant to Section 270(4) of the Israeli Companies Law, 1999 (the “Companies Law”) will not require approval by the Company’s shareholders if such transaction is in the Company’s favor.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the Line of Credit pursuant to Section 1(2) of the Regulations; provided, however, that such objection has been submitted to the Company in writing within 14 days as of the date of this report. If such objection is received by the Company within such 14 day period, the approval of the Line of Credit will require shareholders’ approval pursuant to Section 275 of the Companies Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: December 3, 2013